                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-94077


                                 199,400 SHARES


                         BOLDER TECHNOLOGIES CORPORATION


                                  COMMON STOCK

                              --------------------

         This Prospectus covers 4,400 shares of our common stock and 195,000 shares of our common stock issuable upon the exercise of an outstanding warrant. The selling stockholder holding the warrant identified in this Prospectus may exercise the warrant at any time prior to December 16, 2004 and may sell the shares of common stock issuable upon exercise of the warrant from time to time on terms to be determined at the time of sale. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

         Our shares trade on The NASDAQ National Market under the symbol "BOLD." On March 2, 2000, the closing sale price of the common stock, as reported on The NASDAQ National Market, was $9.625.

         The selling stockholders may sell the shares of common stock described in this Prospectus in public or private transactions, on or off The NASDAQ National Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.

         We will not be paying any underwriting commissions or discounts in the offering of these shares. We will, however be paying for the expenses incurred in the offering of the shares. For its shares, the selling stockholders will receive the purchase price of the shares sold less any agents' commissions and underwriters' discounts and other related expenses. More information is provided in the section titled "Plan of Distribution" on page 11.

         Our address and telephone number are: BOLDER Technologies Corporation., 4403 Table Mountain Parkway, Golden, Colorado 80403, (303) 215-7200.

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         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD ACQUIRE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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                                 March 28, 2000

                                TABLE OF CONTENTS

                                                                      Page
                                                                  -------------
Where You Can Find More Information.............................       2
The Company.....................................................       4
Forward-Looking Statements......................................       5
Risk Factors....................................................       6
Use of Proceeds.................................................      11
Selling Stockholders............................................      11
Plan of Distribution............................................      11
Description of Capital Stock....................................      12
Legal Matters...................................................      15
Experts.........................................................      16

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, New York, New York 10048. You can also inspect such materials at The National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C.

         Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site, "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus. Information in this Prospectus supercedes information incorporated by reference which we filed with the SEC prior to the date of this Prospectus. Information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC to under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     o Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     o    Quarterly Report on Form 10-Q for the period ended March 31, 1999

     o    Quarterly Report on Form 10-Q for the period ended June 30, 1999

     o    Quarterly Report on Form 10-Q for the period ended September 30, 1999;

     o    Current Report on Form 8-K dated September 22, 1999;

     o    Current Report on Form 8-K dated November 8, 1999;

     o    Definitive Proxy Statement dated April 30, 1999; and

     o The description of common stock contained in BOLDER Technologies Corporation's Registration Statement on Form 8-A declared effective by the Commission on April 29, 1996, including any amendment or reports filed for the purpose of updating such description.



                                       2.

         You may request a copy of these filings (excluding exhibits which are not specifically incorporated by reference into this Prospectus), at no cost to you, by writing or telephoning us at:

                         BOLDER Technologies Corporation
                           4403 Table Mountain Parkway
                             Golden, Colorado 80403
                          Attention: Investor Relations
                            Telephone: (303) 215-7200
                            http://www.boldertmf.com

         This Prospectus constitutes a part of a registration statement on Form S-3 that has been filed with the SEC. SEC rules permit us to omit certain of the information contained in the registration statement. For such information, please refer to the registration statement on file with the SEC, including the exhibits to the registration statement. The information contained on our Web site does not constitute a part of this Prospectus.

                              --------------------

         YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED IN THIS DOCUMENT OR DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.



                                       3.

                                   THE COMPANY

         We design, develop and produce high power density, rechargeable batteries and innovative battery-powered products based on our patented Thin Metal Film ("TMF(TM)") technology. Our small size, light weight, high power density batteries recharge rapidly, possess no memory effect and provide superior performance in cold temperatures. In addition, our TMF(TM) batteries are manufactured using inexpensive, readily available raw materials, which make them cost effective to build at high production volumes. Our TMF(TM) battery technology enhances many existing products that use batteries and enables many new applications that could not previously be powered by batteries. We are currently manufacturing an average of 20,000 to 25,000 1 Ah (Ampere hour) cells per week. We anticipate increasing production as we continue to transition from a development stage company to commercial operations.

         We recently introduced our first commercial product, SecureStart(TM), an easy-to-use, instant engine starter that utilizes our TMF(TM) battery technology, six of our 1 Ah cells and built-in cables to quickly jump start cars with "dead" batteries. Our SecureStart(TM) instant engine starter is now available through Sears stores, Orchard Supply Hardware stores, and a number of catalogs, including the Sears Craftsman holiday catalog and the Neiman Marcus catalog. We recently launched our e-commerce website (www.securestartnow.com) to sell SecureStart(TM) directly to consumers.

         Our high power density TMF(TM) batteries are designed to quickly and efficiently deliver large bursts of power. This contrasts with high energy density batteries, which are designed to provide low amounts of power over an extended period of time for applications such as laptop computers, cellular telephones and other electronic devices. We believe our TMF(TM) batteries are attractive for use in a variety of applications, including engine starting, power tools, standby power and industrial power quality maintenance.

         We are developing products for engine starting applications in the automobile, motorsports and marine markets. There are two major categories of engine starting applications -- jump starting and primary starting.

          o JUMP STARTING. Our jump starting products are portable and are used to provide a quick engine start. SecureStart(TM) is our first commercial jump starting product. SecureStart(TM) is self-contained and does not require the use of separate jumper cables, additional batteries or another vehicle. SecureStart(TM) weighs only five pounds, holds its charge for up to one year and can be recharged in as little as five minutes. We are also currently developing jump starting products for the automobile professional and marine markets.

          o PRIMARY STARTING. We are designing primary starting batteries, both for use by original equipment manufacturers ("OEMs") in products they manufacture and for use in aftermarket applications. We plan to introduce several primary starting products for the automobile, motorsports and marine markets over the next several years.

         We granted Johnson Controls, Inc. ("JCI") a limited duration, worldwide exclusive royalty-bearing license with respect to the automotive primary starting market. JCI is a major supplier of batteries to the automobile industry. Recently, JCI announced plans to offer engine starting batteries, based upon our TMF(TM) technology, for dual-battery and 36-volt systems under development by major automotive manufacturers. We plan to introduce a line of automobile and truck primary starting batteries for both automotive manufacturers and the automotive aftermarket after JCI's exclusivity ends in July 2001.

         In addition to engine starting applications, we plan to address other applications by selling our batteries to OEM customers that possess application-specific expertise in areas such as standby power systems, portable generators and high power/pulse power portable tools. We are currently working with Coleman and Skil-Bosch, among others, to incorporate our TMF(TM) battery technology into some of their products.



                                       4.

         We believe there are barriers to entry for potential competitors interested in developing technology similar to our TMF(TM) technology.

          o INTELLECTUAL PROPERTY PROTECTION. We hold 7 issued and 10 pending United States patents and 21 issued and 13 pending foreign patents covering a number of inventions relating to various aspects of our TMF(TM) technology. In addition, unfair competition and trade secrets laws protect certain aspects of our intellectual property and proprietary rights. We believe our issued and pending patents and other intellectual property rights provide significant protection for our proprietary designs and processes.

          o TECHNOLOGY AND MANUFACTURING EXPERTISE. We have invested a significant amount of time and capital to develop our TMF(TM) technology and the associated manufacturing process. Through the use of sophisticated process controls, we have collected large amounts of data regarding the characteristics and performance of the TMF(TM) batteries we have produced to date. We have utilized this information to substantially refine our TMF(TM) battery technology and manufacturing process. Based on our experience, we believe it would take a significant amount of time, in addition to a substantial capital investment, to develop a competing high power density battery technology.

          o EXPERIENCED MANAGEMENT AND KEY EMPLOYEES. Our executive officers and key employees have extensive experience in the battery industry and, in particular, in designing, developing and producing small format, spiral-wound batteries, such as our TMF(TM) batteries. We believe this specialized expertise gives us a competitive advantage.

         Our objective is to become a major supplier of high power density rechargeable batteries and innovative battery-powered products. Our strategies for achieving this objective include:

          o developing products that exploit the unique capabilities of TMF(TM) batteries;

          o creating brand recognition for our trademarks, including SecureStart(TM) and TMF(TM);

          o using precision process control and advanced analytical tools to improve performance and reduce manufacturing costs; and

          o    protecting and enhancing our proprietary technology base.

         We were incorporated in Colorado in 1991 and reincorporated in Delaware in 1993. Our executive offices are located at 4403 Table Mountain Drive, Golden, Colorado 80403, and our telephone number is (303) 215-7200.metal film.

                           FORWARD-LOOKING STATEMENTS

         This Prospectus and the documents incorporated by reference herein include forward-looking statements. Those statements are sometimes indicated by words such as "anticipate," "estimate," "believe," "consider," "expect," "project," "intend" and similar expressions. Forward-looking statements are based on assumptions of future events, some of which will not occur. Actual results will vary from those set forth or implied in the forward-looking statements and the variances may be material. See "Risk Factors."



                                       5.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the following "Risk Factors" before you decide to buy our common stock. The risks discussed below, as well as other risks not presently known to us or that we currently deem immaterial, may have a material adverse effect on our business, results of operations and financial condition.

WE ARE A DEVELOPMENT STAGE COMPANY, HAVE A LIMITED OPERATING HISTORY AND ARE SUBJECT TO MANY RISKS APPLICABLE TO A YOUNG COMPANY.

         Since our inception in 1991, we have been principally engaged in research and development activities relating to our TMF(TM) batteries. We commenced limited commercial production of our TMF(TM) batteries in October 1998. We will encounter the risks and difficulties frequently encountered by development stage companies, including those set forth below.

WE HAVE A HISTORY OF LOSSES, WE EXPECT TO LOSE MONEY IN THE FUTURE AND WE MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY.

         We have not achieved profitability or earned material revenues from the sale of our products. As of September 30, 1999, we had an accumulated deficit of $44.1 million. We do not expect to be profitable prior to the fourth quarter of 2000, at the earliest. Prior to achieving profitability, we expect to incur significant losses as we continue to incur substantial sales and marketing, research and development and general and administrative expenses. No assurance can be given that we will ever be profitable or, if we do achieve profitability, that we will sustain or increase profitability.

MARKET ACCEPTANCE OF OUR TMF(TM) BATTERIES AND END-USER PRODUCTS IS UNCERTAIN.

         The markets for our products are unproven, and no assurance can be given that market acceptance will be achieved. We cannot accurately anticipate how our products will perform in practice, what problems consumers will experience or the rates at which consumers will return our products or submit warranty claims. Our success will depend, in large part, on our ability to meet end-user and OEM customer requirements by developing and introducing, on a timely basis, new products and enhanced or modified versions of our existing products. There can be no assurance that we will be able to do so.

WE HAVE LIMITED EXPERIENCE IN MARKETING OUR PRODUCTS AND WE ARE DEPENDENT ON OTHERS TO DO SO.

         We have limited experience in marketing our products and will be dependent on outside sales representatives, distributors, resellers and retail operators to do so. We may not be able to obtain additional or retain any present or future sales representatives, distributors, resellers or retailers needed to develop material retail sales. It is likely that any agreements we may enter into with such persons will not be exclusive, will not have minimum purchase or resale requirements, and may be terminated by either party without cause. These other persons will not be within our control and may carry products that are competitive with our products, not give a high priority to the marketing of our products, not continue to carry our products or not adequately market our products.

WE ARE IN THE EARLY STAGES OF MANUFACTURING AND MUST CONTINUE TO DEVELOP OUR MANUFACTURING CAPABILITIES.

         The difficulties and risks related to the implementation of our manufacturing line and new process technology have in the past, and may in the future, materially adversely affect our operating results. We have not yet operated our initial automated line at full capacity or over an extended period of time.

         In order to become profitable, we will need to materially increase the production yield of our existing manufacturing line and successfully fabricate, install and qualify additional automated production equipment that will produce at acceptable yields.



                                       6.

         Because we have only one manufacturing line and expect that any additional lines we build in the foreseeable future will be located in our current building, any fire or other calamity affecting the existing line or our facility could have a material adverse effect on us.

         We will also need to hire and train a substantial number of new manufacturing workers. The availability of skilled and unskilled workers in the Denver metropolitan area, the site of our manufacturing facility, is limited due to a relatively low unemployment rate.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND OUR OPERATIONS WHEN NEEDED.

         From our inception, we have financed our operations primarily through private and public offerings of our equity securities. We currently expect to have adequate capital resources through December 2000. We will require substantial capital resources in the future. We do not have any availability under our loan agreement or other capital resources. Our inability to obtain required capital resources when needed would have a material adverse effect on our business, results of operations and financial condition.

FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD ADVERSELY AFFECT OUR BUSINESS.

         Our transition from a development stage company to a manufacturing company has strained and will continue to strain our managerial, operational and financial resources. If our products achieve market acceptance, we will need to increase our number of employees, significantly increase our manufacturing capability and enhance our operating systems and practices. We cannot assure you that we will be able to effectively do so or otherwise manage our future growth.

WE ARE DEPENDENT UPON EFFECTIVE STRATEGIC RELATIONSHIPS.

         Our business strategy includes relying on a limited number of strategic relationships for the commercialization of our products, assistance in the design and development of our products, and manufacturing and marketing expertise. Our existing relationships may be inadequate to, and we may be unable to enter into other relationships that will, achieve our objectives in these areas. To the extent we enter into strategic partnerships, we may be required to share revenues, contribute to expenses and grant to the other parties licenses to manufacture, market or sell products based upon our TMF(TM) technology, which could adversely affect our operating results.

IF WE ARE UNSUCCESSFUL IN SELLING TO OEMS, OUR BUSINESS COULD BE HARMED.

         Our business strategy includes selling our products to OEMs, and we are investing resources to do so. No assurances can be given that we will be successful in selling to OEMs. The ability of OEMs to successfully integrate our products into theirs and to successfully market those products is beyond our control.

WE RELY ON THIRD PARTIES TO MANUFACTURE PARTS FOR AND ASSEMBLE OUR PRODUCTS.

         We currently rely on third parties to manufacture parts for and assemble SecureStart(TM). We may outsource additional manufacturing and assembly work in the future. These third parties are not under our control, and their failure to perform could have a material adverse effect on our business, results of operations and financial condition.

WE ARE DEPENDENT ON OUR SUPPLIERS FOR RAW MATERIALS.

         To date, we have used sole or limited source suppliers for certain key raw materials used in our products. We have no long-term contracts or other guaranteed supply arrangements for any of these materials. If our suppliers are unable to meet our quality and volume requirements for raw materials in a timely manner and at an acceptable cost, it could have a material effect on our business, results of operations and financial condition.



                                       7.

INTENSE COMPETITION EXISTS IN THE BATTERY AND INSTANT ENGINE STARTING INDUSTRIES AND WE EXPECT COMPETITION TO CONTINUE TO INTENSIFY.

         Competition in the battery and instant engine starting industries is intense and is expected to increase in the future. Our competitors range from development stage companies to major domestic and international companies.

         Many of our competitors have significant financial resources, established market positions, longstanding relationships with OEMs and other customers, and significantly greater name recognition, technical, marketing, sales, manufacturing, distribution and other resources than we do. No assurance can be given that we will be able to compete successfully with those companies, including with JCI in the markets where JCI has a license from us, or other competitors.

         Prestone Products Corporation (a subsidiary of AlliedSignal Corporation), Century Mfg. Co. (a subsidiary of Pentair, Inc.) and others are marketing portable jump starters for automotive, marine and other applications, some of which are priced materially lower than SecureStart(TM), and offer a variety of features. Some of these products, with a power inverter, can also power computers and other small appliances. While we believe SecureStart(TM) is superior to these other products in several respects, no assurance can be given that we will market SecureStart(TM) successfully against the products of these other companies.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IF WE FAIL TO KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES.

         The battery industry has experienced, and is expected to continue to experience, rapid technological change. If competing technologies that outperform our batteries are developed and successfully introduced, our business, operating results and financial condition may be materially adversely affected.

OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE.

         Patents, trade secrets and other proprietary rights are important to our success and competitive position. Our efforts to protect our proprietary rights may be inadequate and may not prevent others from claiming violations by us of their proprietary rights.

         Because the status of patents involves complex legal and factual questions and the breadth of claims issued is uncertain, we cannot be certain that any of our issued patents will afford meaningful protection against competitors with similar technology. Some foreign countries provide significantly less patent protection than the United States. We cannot be certain that our pending applications will result in issued patents.

         In addition to patent protection, we rely on the law of unfair competition and trade secrets to protect our proprietary rights. Other companies may infringe upon our patents and other proprietary rights or may obtain patents that will require us to license or design around such patents. If we resort to legal proceedings to enforce our proprietary rights, the proceedings could be burdensome and expensive and the outcome could be uncertain. The unauthorized misappropriation of our proprietary rights could have a material adverse effect on our business, results of operations and financial condition.

WE ARE NOW, AND MAY IN THE FUTURE BE, SUBJECT TO CLAIMS ALLEGING INTELLECTUAL PROPERTY INFRINGEMENT.

         We are now, and may in the future be, subject to claims alleging that we have infringed third-party proprietary rights. If we were to discover that any of our products infringed third-party rights, we may not be able to obtain permission to use those rights on commercially reasonable terms. If we resort to legal proceedings to defend against alleged infringements, the proceedings could be burdensome and expensive and could involve a high degree of risk.

         In September 1999, Century Mfg. Co., an affiliate of Pentair, Inc., filed a complaint against us in the United Stated District Court for the District of Minnesota. Century manufactures a line of portable power and jump starting products and held discussions with us in 1996 regarding the possible incorporation of our TMF(TM) batteries into its potential products. Century alleges that the concept of using a charging battery to charge and prolong the shelf life of our TMF(TM) cells in a jump starting product is proprietary to Century and that, among other things, we have



                                       8.

misappropriated Century's trade secrets and breached a confidentiality agreement in producing and manufacturing SecureStart(TM). The complaint seeks injunctive relief and unspecified damages.

         In October 1999, the Federal District Court Judge hearing the case denied Century's request for a preliminary injunction, stating that Century had not shown either a probability of prevailing on the merits or irreparable injury, both of which must be established to obtain a preliminary injunction. This determination does not dispose of the case, which remains pending trial.

         Century previously informed us that it had a United States patent application pending in which certain claims covered the SecureStart(TM) product. In December 1999, the United States Patent Office issued the patent to Century. Thereafter, Century filed a second complaint against us in the United Stated District Court for the District of Minnesota. In its second complaint, Century alleges that SecureStart(TM) infringes the patent that was recently issued by the United States Patent Office. The complaint seeks injunctive relief and unspecified damages.

         We have not yet responded to Century's complaints but we intend to defend against them vigorously. Defending against Century's claims, with or without merit, could be time consuming and result in costly litigation. An adverse outcome in the Century litigation or a valid patent infringed by SecureStart(TM) could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE OUR BUSINESS IF WE LOSE KEY PERSONNEL OR FAIL TO ATTRACT AND RETAIN HIGHLY SKILLED PERSONNEL.

         We believe that our success will depend on the continued services of our senior management team and other key personnel, as well as our ability to attract and retain skilled personnel. The loss of any of our senior management team or other key employees or our failure to attract and retain the necessary scientific, manufacturing, sales and marketing personnel could have a material adverse effect on our business, results of operations and financial condition.

ENVIRONMENTAL MATTERS MAY MATERIALLY ADVERSELY AFFECT US.

         Our operations involve the storage, use and disposal of a number of toxic and hazardous materials, including lead, lead oxide, sulfuric acid, solvents and adhesives. We are required to maintain our research and manufacturing operations in compliance with United States federal, state and local laws and regulations, including but not limited to CERCLA and OSHA, that govern the storage, use and disposal of various chemicals used in and waste materials produced by the manufacture of our TMF(TM) batteries.

         We may be unable to operate in conformity with applicable environmental and safety laws and regulations. Changes in these laws or regulations may require us to incur substantial capital or operating costs to achieve or maintain compliance. Any failure by us to comply with safety laws and regulations, including adequately controlling the discharge of our hazardous materials and wastes could have a material adverse effect on our business, results of operations and financial condition.

OUR PRODUCT LIABILITY INSURANCE MAY NOT BE SUFFICIENT TO COVER PRODUCT LIABILITY CLAIMS.

         The sale of our products may expose us to product liability claims from consumers. Although we maintain product liability insurance in amounts we believe are reasonable, we cannot be certain that insurance will be adequate to cover any potential liability relating to one or more claims of product liability, or that such insurance will be available at an acceptable cost in the future.

         In this regard, lead acid batteries, including our TMF(TM) battery, may develop significant internal pressures during severe overcharge conditions due to the release of gases as a byproduct of the chemical reaction occurring in the cell. In order to prevent potential pressure build up, our batteries incorporate a Bunsen pressure relief valve which, under normal overcharge conditions, will allow the venting of small amounts of gases, primarily hydrogen and oxygen. If the batteries are subjected to abusive overcharge or overdischarge conditions, larger amounts of these gases may be vented, which when mixed with air, can cause explosions. In addition, under such conditions, toxic



                                       9.

gases or sulfuric acid spray may be released. Sulfuric acid can cause burns and other severe injuries. Such occurrences or misuse of our products may result in product liability claims against us.

CONTROL BY EXISTING STOCKHOLDERS MAY LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER MATTERS REQUIRING STOCKHOLDER APPROVAL.

         Approximately 26% of our outstanding stock is owned by two private equity funds. These stockholders may be able to significantly influence or control matters that require stockholder approval, including electing directors and approving significant corporate transactions.

CERTAIN PROVISIONS IN OUR CORPORATE DOCUMENTS MAY DISCOURAGE OUR ACQUISITION BY OTHERS AND THUS DEPRESS OUR STOCK PRICE.

         Our corporate documents, including our stockholders rights plan, and Delaware law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. These and other provisions could limit the price that investors might be willing to pay for our securities or preclude a sale of our company at a time and price beneficial to our stockholders.

A NUMBER OF FACTORS COULD CAUSE THE PRICES FOR OUR SECURITIES TO CONTINUE TO BE HIGHLY VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL OUR SECURITIES AT OR ABOVE THE OFFERING PRICE.

         Our annual and quarterly operating results may fluctuate and may be below expectations of public market analysts and investors. If this occurs, the trading price of our securities could significantly decline. The market price of our securities could also fall if the holders of our securities sell substantial amounts of our securities, including securities issued upon the exercise of outstanding options and warrants and upon conversion of the outstanding Series A Preferred Stock. Some of our security holders are entitled to certain registration rights. The exercise of those rights could adversely affect the market price of our securities.

         For these and other reasons, the market price of our common stock has been and is likely to be volatile. No assurance can be given that investors will be able to sell our securities at or above the offering price.

OUR BUSINESS COULD BE AFFECTED BY YEAR 2000 ISSUES.

         Year 2000 issues refer generally to the problems that some software may have in determining the correct century. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" in a year refers to 1900 or 2000, which may result in failures or the creation of erroneous results.

         We rely upon software in our information systems and manufacturing equipment, most of which was installed and written within the past three years. We have completed an inventory of our critical control systems, computers, and application software. We are not currently aware of any significant operational issues or costs associated with preparing our internal information technology and non-information technology systems for Year 2000 issues. However, we may experience significant unanticipated problems and costs caused by undetected errors or defects. In addition, we may experience significant unanticipated problems and costs caused by external Year 2000 compliance failures that affect our suppliers, customers or industry and commerce generally. These could seriously harm our business, results of operations and financial condition.



                                      10.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the selling stockholder.

                              SELLING STOCKHOLDERS

         The following table sets forth the names of the selling stockholders, the number of shares of common stock owned by the selling stockholders as of the date of this Prospectus and the number of shares of common stock which may be offered pursuant to this Prospectus. The selling stockholders may offer all, some or none of their shares of common stock.

                                 SHARES BENEFICIALLY
                                    OWNED PRIOR TO       SHARES BEING     SHARES BENEFICIALLY OWNED
NAME                                OFFERING(1)(2)          OFFERED           AFTER OFFERING (2)
----                             -------------------     ------------     --------------------------
                                 NUMBER      PERCENT                      NUMBER          PERCENT
                                 ------      -------                      ------          -------


VFT Special Ventures LTD         195,000       *           195,000         --              --
Donald R. Hootstein                4,400       *             4,400         --              --

*     Less than 1%

----------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon exercise of options currently exercisable, or exercisable within 60 days of the date of this Prospectus, are deemed outstanding for computing the percentage of the person holding such securities but are not outstanding for computing the percentage of any other person. Subject to community property laws where applicable, the persons named in the above table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Although the selling stockholders have not expressed a specific intention as to the number of shares of common stock to be sold, the table shows the beneficial ownership that would result if all shares being offered hereby were sold. Percentage calculations are based upon approximately 14,477,105 shares of common stock outstanding as of December 29, 1999.

                              PLAN OF DISTRIBUTION

         The Company is registering the shares of common stock (the "Shares") offered by the selling stockholders hereunder. As used herein, "selling stockholders" includes pledgees, donees and transferees selling shares received from the selling stockholders after the date of this Prospectus. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the sale of Shares will be borne by the selling stockholders.

         Sales of Shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may involve one or more blocked transactions) on The NASDAQ National Market, in privately negotiated transactions, through put or call options transactions, through short sales of Shares, or a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers.

         The selling stockholders may effect such transactions by selling the Shares to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concession or commissions from the selling stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commission).

         At any time a particular offer of Shares is made, the specific Shares of common stock to be sold, the name of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an



                                      11.

accompanying Prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this Prospectus is a part.

         The selling stockholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933 (the "Securities Act"), and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

         Any or all of the sales or other transactions involving the Shares described above, whether effected by the selling stockholders, any broker-dealer or others, may be made pursuant to this Prospectus. In addition, any Shares that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

         In order to comply with the securities laws of certain states, if applicable, the Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The Company will be permitted to suspend the use of the Prospectus which is a part of such registration statement during certain periods of time and under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The Company will pay all expenses of such registration statement, provide to each registered holder requesting to sell the Shares copies of such Prospectus, notify each registered holder when such registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of such securities. A holder who sells such securities pursuant to such registration statement generally will be required to be named as a selling stockholder in the related Prospectus and to deliver a Prospectus to purchasers. If a registration statement covering the Shares is not effective, such Shares may not be sold or otherwise transferred except in accordance with the provisions set forth under an exemption from registration under federal and state securities laws.


                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 25,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share, of which 336,200 are designated Series A Preferred Stock and 250,000 are designated Series B Junior Participating Preferred Stock. As of March 1, 2000, there were approximately 280 record holders of the Company's common stock.

COMMON STOCK

         The holders of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

SHAREHOLDER RIGHTS PLAN

         Each share of common stock has associated with it one right (a "Right") to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock (or in certain cases other securities) of the Company. The



                                      12.

terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of January 23, 1998, between the Company and American Stock Transfer & Trust Company, as Rights Agent. Prior to the occurrence of certain specified future events, the rights will not be represented by separate certificates and will be transferable with and only with the associated common stock.

         Pursuant to the Rights Agreement, in the event that, among other things, a third party acquires beneficial ownership of 15% or more of the outstanding shares of the common stock, each holder of Rights will be entitled to purchase securities of the Company having a market value equal to twice the purchase price thereof. In addition, Rights held by an Acquiring Person (as defined in the Rights Agreement) will become null and void, nontransferable and nonexercisable.

         Subject to certain limitations, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Rights will expire on January 23, 2008, unless earlier redeemed by the Company.

         The Company's Shareholder Rights Plan may have the effect of discouraging unsolicited takeover attempts.

         The foregoing summary of certain terms of the Rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, a copy of which is on file with the Commission.

PREFERRED STOCK

         The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series and to establish the number of shares to be included in each such series and the rights, powers, preferences and limitations of each series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of common stock or other series of preferred stock. The issuance of the preferred stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors has no present plans to issue any of the preferred stock, other than the Series A Preferred Stock which was issued by the Company in October 1997. In connection with the Company's Shareholder Rights Plan, the Company would be obligated to issue shares of Series B Junior Participating Preferred Stock if such rights become exercisable.

         The Series A Preferred Stock constitutes a single series of the preferred stock of the Company consisting of 336,200 shares. All outstanding shares of Series A Preferred Stock are duly authorized, validly issued, fully paid and nonassessable, and the holders thereof will not have any preemptive rights in connection therewith. The Series A Preferred Stock is not subject to any sinking fund or other obligation of the Company to redeem or retire such shares except as described below. Any Series A Preferred Stock converted, redeemed or otherwise acquired by the Company will, upon cancellation of such shares, have the status of authorized but unissued preferred stock subject to issuance by the Board of Directors as shares of preferred stock of any one or more other series but not as shares of Series A Preferred Stock.

         The material rights, powers, preferences and limitations of the Series A Preferred Stock are set forth below:

          o DIVIDENDS. Holders of the Series A Preferred Stock are each entitled to receive (and the Company is required to pay), when, as and if declared by the Board of Directors, out of the funds of the Company legally available therefor, a semi-annual dividend payable in common stock (based upon the common stock's then fair market value) or cash or a combination of common stock and cash, at the Company's option, at an annual rate equal to (i) $4.00 per share to the extent the dividend is paid in cash and (ii) $4.50 per share to the extent the dividend is paid in common stock. If dividends are paid in cash it could require the Company to pay $1,344,000 annually. If dividends are paid in common stock it will be dilutive to the holders of common stock.

          o CONVERSION RIGHTS. Each share of Series A Preferred Stock is convertible at the option of the holder thereof at any time, unless previously redeemed, into that number of shares of common stock equal to $50.00 divided by a conversion price per share equal to $15.00, subject to certain adjustments.



                                      13.

          o LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock are each entitled to receive out of assets of the Company available for distribution to stockholders, whether from capital surplus or earnings, before any distribution of assets is made to holders of common stock and of any other class of stock of the Company ranking junior to the Series A Preferred Stock, liquidating distributions equal to the greater of (i) $50.00 per share of such Series A Preferred Stock or (ii) the amount per share of such Series A Preferred Stock that would have been payable had each such share been converted into common stock immediately prior to such event of liquidation, dissolution or winding up, plus, in either case, accrued and unpaid dividends.

          o REDEMPTION RIGHTS. Under certain circumstances, the shares of Series A Preferred Stock are redeemable at the option of the Company, in whole or in part, at any time or from time to time out of funds legally available therefor, at $50.00 per share, plus in each case an amount equal to accrued and unpaid dividends, if any, to (and including) the redemption date, whether or not earned or declared (the "Redemption Price"). The Redemption Price may be paid in shares of common stock or cash, or in a combination of common stock and cash, at the Company's option.

          o REDEMPTION AT OPTION OF HOLDER UPON A FUNDAMENTAL CHANGE. If a Fundamental Change (as defined in the Certificate of Designation of the Series A Preferred Stock, a copy of which has previously been filed with the Commission (the "Certificate of Designation")) occurs, each holder of Series A Preferred Stock shall have the right, at the holder's option, to require the Company to redeem all of such holder's Series A Preferred Stock, or any portion thereof that has an aggregate liquidation value that is a multiple of $50.00, on the date selected by the Company that is not less than 10 nor more than 20 days after the Final Surrender Date (as defined in the Series A Certificate of Designation), at a price per share equal to the Redemption Price. The Company may, at its option, pay all or any portion of the Redemption Price upon a Fundamental Change in shares of common stock of the Company or any successor corporation.

          o VOTING RIGHTS. The holders of Series A Preferred Stock have voting rights on all matters subject to a vote of holders of common stock on an as-converted basis. If the Series A Preferred Stock has not been redeemed prior to October 8, 2003, the Board of Directors of the Company shall be increased and the holders of Series A Preferred Stock that have not been so redeemed shall be entitled, voting as a separate class, to elect additional directors to the Board of Directors of the Company so that the number of additional directors to be elected by the Series A Preferred Stock shall constitute not less than 20% (rounded to the nearest whole number) of the total number of directors after giving effect to such increase. Such right shall exist until the Series A Preferred Stock is redeemed.

OUTSTANDING REGISTRATION RIGHTS

         Pursuant to existing agreements between the Company and certain of its stockholders, the holders (or their permitted transferees) of approximately 5,091,625 shares of common stock and 96,641 shares of common stock issuable upon the exercise of warrants to purchase common stock (the "Holders") are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the Holders are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein, provided, among other conditions, that the underwriters have the right to limit the number of such shares included in the registration. In addition, certain of the Holders may require the Company, on not more than two occasions, to file a registration statement under the Securities Act, at the Company's expense, with respect to their shares of common stock, and the Company is required to use its best efforts to effect the registration, subject to certain conditions and limitations. However, the Holders may not require the Company to file any such registration statement within 90 days of the effective date of any prior registration statement covering the Company's common stock, and the Company may defer the filing of such registration statement for up to 120 days. Further, certain of the Holders may require the Company, at its expense, to register their shares of common stock on a Form S-3, subject to certain conditions and limitations.



                                      14.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

         The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

         The Company's Certificate of Incorporation (the "Certificate of Incorporation") also requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing; provided, however, that the holders of Series A Preferred Stock may, until such time as the Series A Preferred Stock is registered pursuant to any effective registration statement under Section 12 of the Securities Exchange Act of 1934, as amended, act by written consent so long as such action by written consent is solely being taken by, and is only applicable to, the holders of Series A Preferred Stock. Special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer. The Certificate of Incorporation also provides that the authorized number of Directors may be changed only by resolution of the Board of Directors, and that Directors can only be removed for cause by a majority vote of the stockholders. In addition, the Certificate of Incorporation provides for the classification of the Board of Directors into three classes, only one of which shall be elected at any given annual meeting. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company, depressing the market price of common stock or discouraging hostile takeover bids in which stockholders of the Company could receive a premium for their shares of common stock.

LIMITATION ON DIRECTORS' LIABILITY

         The Certificate of Incorporation limits the liability of the Company's directors to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

         The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

TRANSFER AGENT AND REGISTRAR

         American Stock Transfer & Trust Company acts as transfer agent and registrar for the common stock and for the Series A Preferred Stock.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for BOLDER Technologies Corporation by Cooley Godward LLP, Boulder, Colorado.



                                      15.

                                     EXPERTS

         The financial statements of the Company incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.



                                      16.

         NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE NOTES OR CONVERSION SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES OR CONVERSION SHARES TO ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR IMPLY THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.





                                 199,400 SHARES





                         BOLDER TECHNOLOGIES CORPORATION





                                  COMMON STOCK



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                                   PROSPECTUS

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                                 March 28, 2000